Exhibit 21.1

SUBSIDIARIES LIST

Direct and Indirect Subsidiaries

of Allurion Technologies, Holdings, Inc.

Name of Subsidiary	Jurisdiction of Incorporation

Allurion Australia Pty Ltd.	Australia

Allurion France SAS	France

Allurion Hong Kong Ltd.	Hong Kong

Allurion Italy, Srl	Italy

Allurion Mexico S. de R.L de C.V.	Mexico

Allurion Middle East Medical Instrument Trading LLC	United Arab Emirates

Allurion Spain, Srl	Spain

Allurion Technologies, Inc.	Delaware, United States

Allurion UK Ltd.	United Kingdom